CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE SECOND QUARTER 2003.

(Mexico City, July 23, 2003) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announces on this date its Second Quarter 2003 results.

This report shows the status of the Company in terms of operation, cash flow generation and capital investment, as well as the financial statements for the period ended June 30, 2003.

During the second quarter the Company increased 1.0% in same store sales compared to same period in 2002. Nevertheless this positive result, we are still being affected by the prices decrease due to the change in our promotional strategy.

Regarding the income statement, net sales increased 7.3% from $7,463.7 million during the second quarter 2002 compared to $8,010.9 million for the same period in 2003.

Gross profit increased 8.7%, from $1,489.6 million in 2002 to $1,619.2 million in 2003, increasing gross margin in 25 basis points to conclude with 20.2% in 2003. This improvement is mainly due to the fact that our change in strategy has granted a greater cost of sales control of the Company. When eliminating promotions, consumers are inclined to buy proportionally at each of the different departments thus an increase in the Company's gross margin.

Operating expenses increased only 1.6% from $1,366.1 million during 2002 to $1,388.2 million for the same period in 2003, representing an improvement of 97 basis points of net sales percentage.

As a result, the operating profit increased 87.0% from $123.5 million during the second quarter of 2002 to $231.0 million for the same period in 2003, representing 1.7% and 2.9% of net sales for 2002 and 2003 respectively.

EBITDA during the individual quarter increased 34.8% from $311.5 million during 2002 to $420.0 million for the same period of 2003.

With respect to integral cost of financing it is worth mentioning the following:

During the individual quarter interest paid increased 40.5% from $57.7 million in 2002 to $81.1 million in 2003. This was mainly due to the $40.0 million additional charge for the use of the call option of the US$100 million bond.

Interest gained during 2003 increased 7.4% compared to last year from $7.0 million in 2002 to $7.6 million in 2003.

Foreign exchange results had a substantial positive change of 138.9% from $130.8 million loss in 2002 to $50.9 million gain in 2003.

Monetary position results changed 107.5% from $64.6 million gain during 2002 to $4.8 million loss in 2003.

In consequence, integral result of financing improved 76.5% during the individual quarter from $116.8 million loss in 2002 to $27.5 million loss in 2003.

Other financial operations registered a substantial change reflecting the goodwill's amortization from Auchan's operations acquisition.

Cumulative net effect from deferred and non-deferred tax represents a charge of $22.2 million for the second quarter of 2002 compared to $129.9 million for the same period of 2003.

Due to above-mentioned net profit increased 491.0% from $33.4 million loss in 2002 to $130.7 million gain in 2003. Net profit expressed as percentage of net sales was (0.5%) in 2002 and 1.6% in 2003.

Capital investments during the year reached $ 646.9 million. On June 30, 2002 the Company had 173 stores in its five different formats and 55 Restaurantes California. During this year the five former Auchan stores have been integrated to our Mega format. Five more units have been remodeled and two more have been closed down; one Comercial Mexicana store in the Northeast and one Bodega in the Central Zone.

In cumulative terms the following is detailed:

Same store sales decreased 0.2%.

Net sales increased 4.1% from $15,072.3 in 2002 to $15,693.7 million in 2003.

Gross profit increased 4.8% showing an improvement of 13 basis points of gross margin to conclude with 20.3% in 2003.

Operating expenses decreased 0.6% representing a reduction of 81 basis points in the percentage of net sales in 2003 compared to same period of 2002.

As a result, operating results increased 46.6% from $344.9 million in 2002 to $505.6 million in 2003 representing 2.3% and 3.2% of net sales in 2002 and 2003 respectively.

Due to above mentioned EBITDA increased 20.7% from $712.8 million in 2002 to $860.7 million in the same period of 2003.

Integral result of financing improved 39.4% from $87.0 million loss in 2002 to $52.8 million loss in 2003.

Cumulative net effect of deferred and non-deferred total taxes represents a cumulative charge of $42.4 million in 2002 compared to $172.6 million in 2003.

As a result of above-mentioned net profit increased 116.8% from $186.5 million in 2002 to $404.3 million in 2003. Net profit expressed as percentage of net sales was 1.2% for 2002 and 2.6% for 2003.

We would like to point out that even though our comparison was relatively easy, the gross, operating and EBITDA margins were better than in the previous years, representing a back on track as a result of our commercial strategy change.

Additionally the Company's working capital improved compared to the first semester of the year with a net difference of 14 days between suppliers and inventories turnover. Last year the second quarter closing difference was 6.5 days. It is important to point out that nevertheless the Company has expanded 5.3% the sales area during the year, inventories have decreased 9.2% in absolute terms.

Accounts receivable increased primarily to the VAT to be recovered and to other receivable taxes.

Stockholder's equity increased 7.3% from $11,279.4 million in 2002 to $12,101.2 million in 2003.

The Distribution Center has started operations and is receiving merchandise beginning this week

Regards,

Francisco Martinez de la Vega
Chief Financial Officer

Geographic Distribution
As of June 30, 2003
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ.FT.	AREA %

Metrop.	19	25	18	15	5	82	30	5,377,612	42.2%

Center
Aguascalientes	1	2			1	4		305,630
Celaya	1		1		1	3	1	257,634
Cuautla	1					1	1	87,188
Cuernavaca	3		1	2		6	2	354,638
Guadalajara	3		1		1	5		417,693
Guanajuato	1					1		42,668
Irapuato	1					1	1	99,889
Leon	2		1		1	4	1	344,219
Manzanillo	1					1		43,228
Michoacan, Zam.	1					1		44,595
Morelia	3				1	4	2	290,851
Pachuca	1		1			2		142,030
Pto.Vallarta	1		1			2	1	122,020
Puebla	2	1	3		1	7	3	766,034
Queretaro	3	1	1		1	6	2	540,929
Salamanca	1					1		82,979
San Luis Potosi	2	1	1		1	5	1	448,327
Toluca	1	1				2	2	177,852
Uruapan	1					1		43,045
Total	30	6	11	2	8	57	17	4,611,449	36.2%

Northwest
Culiacan	1					1		100,158
Mazatlan			1			1		92,957
Mexicali	1				1	2		170,715
Tijuana	7				1	8	2	647,685
Hermosillo					1	1		101,310
Total	9	0	1	0	3	13	2	1,112,826	8.7%

Northeast
Tampico	1		1			2		130,006
Monterrey					1	1		131,320
Total	1	0	1	0	1	3	0	261,326	2.1%

Southeast
Cancun	3				1	4	2	302,659
Jalapa			1		1	2	1	207,689
Veracruz	1	1				2		131,664
Merida	1				1	2	1	184,396
Total	5	1	1	0	3	10	4	826,409	6.5%

Southwest
Acapulco	4	1			1	6	2	405,465
Chilpancingo	1					1		71,935
Zihuatanejo	1					1		76,521
Total	6	1	0	0	1	8	2	553,921	4.3%

TOTALS
TOTAL UNITS	70	33	32	17	21	173	55
TOTAL AREA	4,721,639	1,934,122	3,631,255	162,815	2,293,712		12,293*	12,743,547	100%
% TOTAL AREA	37.05%	15.18%	28.49%	1.28%	18.00%			100.00%
M2	438,655	179,686	337,355	15,126	213,093			1,183,915
*Seats

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Balance Sheet
	2003-II	2002-II	Var.
Total Assets	22,789,154	22,119,976	3.03%
Current Assets	6,324,872	6,028,659	4.91%
Temporary investments	790,785	813,349	-2.77%
Trade acount receivable, net	114,146	110,174	3.61%
Other accounts and notes receivable	1,322,227	579,862	128.02%
Inventories	4,033,136	4,446,292	-9.29%
Prepaid and other assets	64,578	78,982	-18.24%
Long Term	168,128	0	100.00%
Accounts and documents receivable,net	0	0	0.00%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.00%
Other investments	168,128	0	0.00%
Property Plant and Equipment	15,819,124	15,605,978	1.37%
Property	16,087,579	15,774,387	1.99%
Machinery and Industrial equipment, net	0	0	0.00%
Other equipment	4,904,871	4,488,499	9.28%
Accumulated depreciation	5,555,715	4,808,706	15.53%
Construction in progress	382,389	151,798	151.91%
Deferred Assets, net	5,128	2,296	123.34%
Other Assets	471,902	483,043	-2.31%
TOTAL LIABILITIES	10,599,470	10,755,753	-1.45%
Current Liabilities	6,543,034	6,051,546	8.12%
Suppliers	5,033,525	4,959,396	1.49%
Bank Loans	54,236	391,492	-86.15%
Stock Market Loans	319,157	0	0.00%
Taxes to be paid	0	105,055	-100.00%
Other	1,136,116	595,603	90.75%
Long Term Liabilities	1,611,537	1,843,529	-12.58%
Bank Loans	0	304,990	0.00%
Stock Market Loans	1,611,537	1,538,539	4.74%
Other Loans	0	0	0.00%
Deffered Loans	2,332,624	2,730,183	-14.56%
Other Liabilitites	112,275	130,495	-13.96%
Consolidated Stock Holders' Equity	12,189,684	11,364,223	7.26%
Minority Interest	88,515	84,782	4.40%
Majority Stock Holders' Equity	12,101,169	11,279,441	7.29%
Contribuited Capital	7,988,695	7,986,316	0.03%
Capital Stock (nominal)	1,737,600	1,737,600	0.00%
Restatement of Paid in Capital Stock	5,312,944	5,312,944	0.00%
Paid in Capital	938,151	935,772	0.25%
Contributions for Future Capital Increase	0	0	0.00%
Capital Increase (Decrease)	4,112,474	3,293,125	24.88%
Retained Earnings and Legal Reserve	6,178,776	5,495,404	12.44%
Reserve for repurchase of units	1,006,179	1,059,671	-5.05%
Results from holding Nonmonetary Assets	(3,476,746)	(3,448,444)	0.82%
Net income	404,265	186,494	116.77%
Figures in thousands pesos as of June 30, 2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
INCOME STATEMENTS
	2003-II	%	2002-II	%	VAR %
Net Sales	8,010,940	100.00%	7,463,724	100.00%	7.33%
Cost of Sales	6,391,776	79.79%	5,974,153	80.04%	6.99%
Gross Income	1,619,164	20.21%	1,489,571	19.96%	8.70%
Operating Expenses	1,388,156	17.33%	1,366,064	18.30%	1.62%
Operating Income	231,008	2.88%	123,507	1.65%	87.04%
Integral Results of Financing	27,465	0.34%	116,849	1.57%	-76.50%
Interest Expense	81,095	1.01%	57,704	0.77%	40.54%
Interest Income	(7,563)	-0.09%	(7,042)	-0.09%	7.40%
Foreign Exchange Loss	(54,075)	-0.68%	117,710	1.58%	145.9%
Restatement of UDIs	3,181	0.04%	13,092	0.18%	-75.70%
Gain from Monetary Position	4,827	0.06%	(64,615)	-0.87%	-107.47%
Other Financial Operations	(59,460)	-0.74%	15,702	0.21%	478.68%
Earnings Before Tax & Profit Sharing	263,003	3.28%	(9,044)	-0.12%	-3008.04%
Tax Provision and Employee Profit Sharing	657	0.01%	18,744	0.25%	-96.49%
Deferred Taxes	129,215	1.61%	3,493	0.05%	3599.26%
Minority Interest	2,452	0.03%	2,142	0.03%	14.47%
Net Earnings	130,679	1.63%	(33,423)	-0.45%	490.99%
Depreciation & Amortization	188,996	2.36%	188,003	2.52%	0.53%
Ebitda	420,005	5.24%	311,510	4.17%	34.83%
Figures in thousands pesos as of June 30,2003

OPERADORA COMERCIAL MEXICANA, S.A. DE C.V.
ACUMULATED RESULTS
	2003-II	%	2002-II	%	var.
Net Sales	15,693,742	100.00%	15,072,273	100.00%	4.12%
Cost of Sales	12,509,330	79.71%	12,033,144	79.84%	3.96%
Gross Income	3,184,412	20.29%	3,039,129	20.16%	4.78%
Operating Expenses	2,678,838	17.07%	2,694,194	17.88%	-0.57%
Operating Income	505,574	3.22%	344,935	2.29%	46.57%
Integral Results of Financing	52,753	0.34%	87,025	0.58%	-39.38%
Interest Expense	141,589	0.90%	111,234	0.74%	27.29%
Interest Income	(23,894)	-0.15%	(17,657)	-0.12%	35.32%
Foreign Exchange (Gain) Loss	(9,073)	-0.06%	111,567	0.74%	-108.13%
Restatement of UDIs	7,957	0.05%	19,021	0.13%	-58.17%
Gain from Monetary Position	(63,826)	-0.41%	(137,140)	-0.91%	-53.46%
Other Financial Operations	(129,138)	-0.82%	24,238	0.16%	632.79%
Earnings Before Tax & Profit Sharing	581,959	3.71%	233,672	1.55%	149.05%
Tax Provision	34,775	0.22%	37,954	0.25%	-8.38%
Deferred Taxes	137,840	0.88%	4,428	0.03%	3012.92%
Minority Interest	5,079	0.03%	4,796	0.03%	5.90%
Net Earnings	404,265	2.58%	186,494	1.24%	116.77%
Depreciation & Amortization	355,169	2.26%	367,910	2.44%	-3.46%
Ebitda	860,743	5.48%	712,845	4.73%	20.75%
Figures in thousands pesos as of June 30, 2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2003-II	2002-II	Var.
Consolidated Net Income	409,344	191,290	114.0%
+ (-) Items Added to Income Which do not Require use of cash	493,481	381,681	29.3%
Cash flow form Net Income of the Year	902,825	572,971	57.6%
Cash Flow from Change in Working Capital	(218,892)	(854,179)	-74.37%
Cash Generated (Used) in Operating Activities	683,933	(281,208)	-343.2%
Cash Flow form External Financing	52,037	303,044	-82.8%
Cash Flow from Internal Financing	(134,067)	(130,957)	2.4%
Cash Flow Generated(Used)by Financing Activities	(82,030)	172,087	-147.7%
Cash Flow Generated (Used)in Investment Activities	(680,719)	(345,878)	96.8%
Net Increase(Decrease)in Cash and Shorts-Term Investments	(78,816)	(454,999)	-82.7%
Cash and Short Term Investment at the Beginning of Period	869,601	1,268,348	-31.4%
Cash and Short Term Investment at the End of Period	790,785	813,349	-2.8%

OPERADORA COMERCIAL MEXICANA, S.A. DE C.V.
OTHER DATA
	2003-II	2002-II	var.
Working Capital	(218,162)	(22,887)	853.2%
Pension Fund and Seniority Premiums	31,933	33,220	-3.9%
Executives*	322	399	-19.3%
Employers*	31,291	30,682	2.0%
Workers*	493	467	5.6%
Circulation Shares*	1,083,524,271	1,085,890,871	-0.2%
Repurchased Shares*	2,475,729	109,129	2168.6%
* Numbers in units